UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PUDA COAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

744674 300
(CUSIP Number)

Ming Zhao
Yao Zhao
426 Xuefu Street,
Taiyuan, Shanxi Province 030006,
People’s Republic of China
Telephone: (86-351) 228-1302

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People’s Republic of China
Telephone:  (86-10) 5922-8000

April 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 744674 300	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ming Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,594,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,594,290
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,594,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 744674 300	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yao Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,902,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,902,430
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note: This statement on Schedule 13D is filed jointly on behalf of Ming Zhao and Yao Zhao (each a “Reporting Person” and together, the “Reporting Persons”).  The Reporting Persons are participants in the Proposed Acquisition defined and discussed in Item 4 below.

As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any common stock, par value $0.001 per share of Puda Coal, Inc. (the “Issuer”) that may be beneficially owned by the members of the group as a whole.  This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate.

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Shares”) of the Issuer, a Delaware company with its principal executive offices located at 426 Xuefu Street, Taiyuan, Shanxi Province 030006, People’s Republic of China.

Item 2.	Identity and Background.

a.
Each of the Reporting Persons is a natural person.  This Schedule 13D is being filed jointly on behalf of the Reporting Persons.  A joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

b.
The address of residence of Ming Zhao is No. 4-5, 189, Qinxian North Street, Xiaodian District, Taiyuan, Shanxi Province, People’s Republic of China, and the address of residence of Yao Zhao is Family Compound, No.6  Shijiagou South Road, Liulin Town, Liulin County, Shanxi Province, People’s Republic of China.

c.
Ming Zhao is the Chairman of the Board of the Issuer.  Yao Zhao serves as an executive officer, and currently is a 75% owner of Shanxi Liulin Jucai Coal Industry Co., Limited, a coal mining company organized in the People’s Republic of China.  Yao Zhao is the brother of Ming Zhao.

d.	During the last five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Each of the Reporting Persons is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares owned by the Reporting Persons were acquired prior to the listing of the Issuer’s Shares on the NYSE Amex exchange.

With respect to the Proposed Acquisition defined and described in Item 4 of this statement, the source of the funds to be used in the Proposed Acquisition is a combination of existing cash on hand of the Reporting Persons and external financing sources, which may include debt and/or equity financing.  No agreements, arrangements or understandings with respect to any such external financing are currently in place.

Item 4.	Purpose of Transaction.

This statement relates to the potential acquisition of additional Shares by the Reporting Persons.  On April 25, 2011, Ming Zhao submitted a non-binding proposal letter to the Board (the “Proposal Letter”) describing his wish to acquire 100% of the outstanding Shares of the Issuer in a going private transaction (the “Proposed Acquisition”) on the terms and conditions set forth in the Proposal Letter.  It is currently anticipated that Yao Zhao will also be a participant in the Proposed Acquisition.

In the Proposal Letter, Ming Zhao, among other things, (i) proposed to acquire the Shares of the Issuer held by public stockholders (other than those held by himself and his Affiliates) for up to $12 per Share in cash, which would represent a premium of up to 100% to the most recent trading price of the Company Stock; (ii) reported to the Board that he intends to form an acquisition vehicle for the purpose of pursuing the Proposed Acquisition; (iii) expressed his intention to finance the Proposed Acquisition with a combination of existing cash on hand and external financing sources, which may include debt and/or equity financing; and (iv) indicated that upon the Board’s approval, he is prepared to negotiate and finalize definitive agreements in connection with the Proposed Acquisition and related transactions in an expeditious manner.

The Proposal Letter provides that no binding obligation on the part of the Issuer or the Reporting Persons shall arise with respect to the Proposed Acquisition unless and until definitive agreements have been executed.

If the Proposed Acquisition is consummated as proposed, the Shares of the Issuer will be deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Neither Ming Zhao nor Yao Zhao is, by this statement, soliciting tenders of Shares, nor will any such tenders be accepted, nor is any Reporting Person soliciting any proxies regarding the voting of Shares on any matter.

References to the Proposal Letter in this statement are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as Exhibit B and incorporated by reference as if set forth in its entirety.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any such matters, and may at any time increase or decrease their ownership of common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

a.	As of this date of this filing, Ming Zhao may be deemed to be the beneficial owner of 7,594,290 shares of common stock of the Issuer. Based upon information contained in the most recent available filing by the Issuer with the SEC, such shares constitute approximately 25.3% of the issued and outstanding Shares.  As of this date of this filing, Yao Zhao may be deemed to be the beneficial owner of 1,902,430 shares of common stock of the Issuer.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such shares constitute approximately 6.3% of the issued and outstanding Shares

b.
Ming Zhao owns 7,594,290 shares of common stock of the Issuer, over which he has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition.  Yao Zhao owns 1,902,430 shares of common stock of the Issuer, over which he has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition.

c.	None of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

d.	Not applicable.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement between Ming Zhao and Yao Zhao
B.	Proposal Letter from Ming Zhao to the Board of the Issuer on April 25, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2011

By: /s/ Ming Zhao
Name: Ming Zhao

By: /s/ Yao Zhao
Name: Yao Zhao